Exhibit 99.1
LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE
FISCAL QUARTER ENDED SEPTEMBER 30, 2009
•	Second Quarter Total Revenues of US$42.8 million, Up 52.0% Year-on-Year;

•	Second Quarter Adjusted[1] Operating Income of US$20.8 million, an Increase of 33.4% Year-on-Year;

•	Second Quarter Adjusted Net Income of US$21.4 million, an Increase of 32.0% Year-on-Year;

•	Second Quarter Adjusted Diluted Earnings Per Share of US$0.40, an Increase of 29.0% Year-on-Year;

•
Full Year 2010 Revenue Guidance Increased to US$158.0 million from Previous Guidance of US$145.0 million and Adjusted Diluted Earnings Per Share Guidance Increased to US$1.29 Per Share from Previous Guidance of US$1.22 Per Share

Hong Kong, China, November 16, 2009 — Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended September 30, 2009, which is the second quarter of its fiscal year ending March 31, 2010.
“I’m pleased to report that on the back of solid execution once again our second quarter financial results exceeded our top and bottom line guidance,” commented Weizhou Lian, CEO of Longtop. “This quarter we achieved a number of important operational milestones including winning our first meaningful contract in the securities industry and a Big Four Bank awarding us a BI consulting project over our global competitors. We also continue to strengthen our management and strive for efficiency and better execution to manage our growth. I continue to be optimistic about our prospects, as Longtop’s competitive position is stronger than it has ever been and we have good visibility for continued strong demand.”
FISCAL SECOND QUARTER DETAILED FINANCIAL RESULTS
Revenue
2009 Q2 and 2010 Q2 Revenue — US$000s

	Three months ended			Six months ended
	September 30,	September 30,	%	September 30,	September 30,	%
	2008	2009	Change	2008	2009	Change
Software Development	$23,583	$36,995	56.9%	$39,652	$61,712	55.6%
Other Services	$4,605	$5,839	26.8%	$7,864	$9,615	22.3%

Total Revenue	$28,188	$42,834	52.0%	$47,516	$71,327	50.1%

[1]
Explanation of the Company’s Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and the “Consolidated Adjusted Statements of Operations.

Total revenues for the quarter ended September 30, 2009, were US$42.8 million, an increase of 52.0% year-on-year (YoY) from US$28.2 million in the corresponding year ago period, and exceeded company guidance of US$37.5 million. Software development revenues of US$37.0 million increased YoY by 56.9% and exceeded Company guidance of US$34.0 million.
Total revenues for the six months ended September 30, 2009, were US$71.3 million, an increase of 50.1% YoY from US$47.5 million in the corresponding year ago period. Software development revenues, which were 86.5% of total revenues for the six months ended September 30, 2009, amounted to US$61.7 million, a YoY increase of 55.6%.
Software Development Revenues by Customer Type-US$000s

	Three months ended			Six months ended
	September 30,	September 30,	%	September 30,	September 30,	%
	2008	2009	Change	2008	2009	Change
Big Four Banks	11,862	17,793	50.0%	21,028	28,808	37.0%
Other Banks	8,672	12,477	43.9%	13,922	21,874	57.1%
Insurance	2,283	5,181	126.9%	3,169	7,886	148.8%
Enterprises	766	1,544	101.6%	1,533	3,144	105.1%

Total	23,583	36,995	56.9%	39,652	61,712	55.6%

Software development revenue from the Big Four Banks was US$17.8 million in the second quarter, an increase of 50.0% YoY, and US$28.8 million for the six months ended September 30, 2009, an increase of 37.0% YoY. Big Four Banks accounted for 46.7% of software development revenues for the six months ended September 30, 2009, as compared to 53.0% in the corresponding year ago period.
Software development revenue from Other Banks was US$12.5 million in the second quarter, a YoY increase of 43.9%, and US$21.9 million for the six months ended September 30, 2009, an increase of 57.1% YoY. Other Banks accounted for 35.4% of software development revenues for the six months ended September 30, 2009, as compared to 35.1% in the corresponding year ago period.
Software development revenue from Insurance was US$5.2 million in the second quarter, a YoY increase of 126.9% and US$7.9 million for the six months ended September 30, 2009, an increase of 148.8% YoY. Insurance accounted for 12.8% of software development revenues in the six months ended September 30, 2009. Sysnet, a leading IT insurance services provider acquired by Longtop in Q1 2010, contributed US$1.9 million in software development revenue for the six months ended September 30, 2009, of which $1.7 million was recorded in Q2 2010.

Software development revenue from Enterprises was US$1.5 million and US$3.1 million for the three and six months ended September 30, 2009, a YoY increase of 101.6% and 105.1% respectively.
Gross Margins

	Three months ended			Six months ended
	September 30,	September 30,	Change	September 30,	September 30,	Change
	2008	2009	(Decrease)	2008	2009	(Decrease)
Adjusted Software Development Gross Margin %	77.0%	73.3%	(3.7%)	72.7%	71.6%	(1.1%)
Adjusted Other Services Gross Margin %	53.2%	38.7%	(14.5%)	61.2%	31.4%	(29.8%)
Adjusted Total Gross Margin %	73.1%	68.5%	(4.6%)	70.8%	66.2%	(4.6%)
Adjusted Total Gross Margin was 68.5% and 66.2% for the three and six months ended September 30, 2009, as compared to 73.1% and 70.8% in the corresponding year-ago periods. The YoY decline in Adjusted Total Gross Margin is mainly due to a decline in Adjusted Other Services Gross Margin. Adjusted Software Development Gross Margin of 71.6% for the six months ended September 30, 2009, was similar to the previous year of 72.7% even with the inclusion in fiscal 2010 of Sysnet’s business, which has lower gross margins than Longtop’s. Adjusted Other Services Gross Margin for the six months ended September 30, 2009, declined to 31.4% from 61.2% a year ago due to a YoY decline in system integration revenues, which are recorded on a net basis, while system integration department costs, consisting primarily of headcount and allocated overhead, were stable; investment in additional headcount; and a higher mix of lower gross margin ATM revenues resulting from our acquisition during the 2009 fiscal year of Huayuchang, a provider of ATM maintenance services. Adjusted Other Services Gross Margin of 38.7% for three months ended September 30, 2009 significantly improved from 20.2% in the quarter ended June 30, 2009. Full year 2010 Adjusted Total Gross Margin, including the impact of the Sysnet acquisition, which is dilutive to margins but accretive to earnings, is expected to reach the Company’s previous guidance of 67.0%.
Operating Expenses

	Three months ended			Six months ended
	September 30,	September 30,	%	September 30,	September 30,	%
	2008	2009	Change	2008	2009	Change
Adjusted Operating Expenses — US$000s	5,038	8,600	70.7%	9,006	14,880	65.2%
Adjusted Operating Expenses — % of revenue	17.9%	20.1%	—	19.0%	20.8%	—
Adjusted Operating Expenses, which were 20.1% and 20.8% of revenue for the three and six months ended September 30, 2009, are in line with full year Company guidance of 20.0%. Adjusted Operating Expenses increased by 65.2% YoY in the six months ended September 30, 2009, which was slightly higher than the YoY software development revenue growth of 55.6% primarily due to the inclusion of Sysnet, which has lower operating margins than Longtop.

Operating Income and Net Income

	Three months ended			Six months ended
	September 30,	September 30,	%	September 30,	September 30,	%
	2008	2009	Change	2008	2009	Change
Adjusted Operating Income — US$000s	15,567	20,760	33.4%	24,624	32,325	31.3%
Adjusted Operating Income — % of revenue	55.2%	48.5%	—	51.8%	45.3%	—
Adjusted Operating Income was US$20.8 million for the second quarter and US$32.3 million for the six months ended September 30, 2009, a YoY increase of 33.4% and 31.3%, respectively. Adjusted Operating Margin for the six months ended September 30, 2009, of 45.3% was lower than the corresponding period in fiscal 2009 due to the decline in Adjusted Other Services Gross Margin and the inclusion of Sysnet in fiscal 2010.

	Three months ended			Six months ended
	September 30,	September 30,	%	September 30,	September 30,	%
	2008	2009	Change	2008	2009	Change
Adjusted Net Income — US$000s	16,238	21,427	32.0%	24,065	32,118	33.5%
Adjusted Net income per Diluted Share	0.31	0.40	29.0%	0.46	0.60	30.4%
Adjusted Net Income — % of revenue	57.6%	50.0%	—	50.6%	45.0%	—
US GAAP Net Income — US$000s	14,197	18,909	33.2%	20,284	27,293	34.6%
US GAAP Net income per Diluted Share	0.27	0.35	29.6%	0.39	0.51	30.8%
US GAAP Net Income — % of revenue	50.4%	44.1%	—	42.7%	38.3%	—
Reconciliation between US GAAP Net Income and Adjusted Net Income

	Three months ended			Six months ended
	September 30,	September 30,	%	September 30,	September 30,	%
	2008	2009	Change	2008	2009	Change
Adjusted Net Income — US$000s	$16,238	$21,427	32.0%	$24,065	$32,118	33.5%

Stock compensation	$1,428	$1,528	7.0%	$2,742	$3,003	9.5%
Amortization of acquired intangible assets	$556	$900	61.9%	$982	$1,642	67.2%
Amortization of acquired deferred compensation	$57	$90	57.9%	$57	$180	215.8%

Sub-total	$2,041	$2,518	23.4%	$3,781	$4,825	27.6%

US GAAP Net Income	$14,197	$18,909	33.2%	$20,284	$27,293	34.6%

Adjusted Net Income for the quarter ended September 30, 2009, of US$21.4 million or US$0.40 per fully diluted share increased 32.0% as compared to Adjusted Net Income of US$16.2 million in the corresponding year ago period, and exceeded Company guidance of US$19.5 million and US$0.37 per fully diluted share. US GAAP net income for the quarter ended September 30, 2009, of US$18.9 million or US$0.35 per fully diluted share increased 33.2% as compared to US GAAP net income of US$14.2 million in the corresponding year ago period. Adjusted Net Income in Q2 2010 included US$3.0 million (Q2 2009: US$1.9 million) for a refund of the 2008 calendar year income taxes related to qualification as a Key Software Company.

Adjusted Net Income for the six months ended September 30, 2009, of US$32.1 million or US$0.60 per fully diluted share increased 33.5% as compared to Adjusted Net Income of US$24.1 million in the corresponding year ago period. US GAAP net income for the six months ended September 30, 2009, of US$27.3 million or US$0.51 per fully diluted share increased 34.6% as compared to US GAAP net income of US$20.3 million in the corresponding year ago period.
Unrestricted cash balances at September 30, 2009, were US$226.4 million.
Commenting on the results, Derek Palaschuk, CFO of Longtop, said: “The outstanding results from the fiscal second quarter further solidified Longtop’s financial strength. The second quarter’s record revenues were supported by robust cash flow from operations, which was US$18.8 million. And looking ahead, with strong demand and US$46.5 million in software development revenue backlog excluding Sysnet, we have increased our estimate for fiscal 2010 revenues from US$145.0 million to US$158.0 million and for Adjusted Net Income of US$70.5 million as compared to our previous guidance of US$65.0 million.”
BUSINESS OUTLOOK
Longtop anticipates for the quarter ending December 31, 2009:
i) Total revenues of US$48.5 million, representing an increase of 47.4% YoY from revenues of US$32.9 million in the corresponding year ago period. Software development revenues are expected to be US$42.7 million, a YoY increase of 47.8% from US$28.9 million in the corresponding year ago period;
ii) Adjusted Operating Income of US$26.0 million, representing an increase of 50.3% YoY from Adjusted Operating Income of US$17.3 million in the corresponding year ago period.
iii) Adjusted Net Income of US$23.5 million or US$0.43 per diluted share (based on an increased share count of approximately 55.3 million shares which assumes 4.0 million new shares issued in Q3 2010), representing an increase of 42.4% YoY from Adjusted Net Income of US$16.5 million in the corresponding year ago period.
Longtop anticipates for its fiscal year ending March 31, 2010:
i) Total revenues of US$158.0 million, representing an increase of 48.6% YoY from revenues of US$106.3 million in fiscal 2009. Software development revenues are expected to be US$137.0 million, a YoY increase of 52.9% from US$89.6 million in fiscal 2009;
ii) Adjusted Operating Income of US$74.5 million, an increase of 41.9% YoY from Adjusted Operating Income of US$52.5 million in fiscal 2009.
iii) Adjusted Net Income of US$70.5 million or US$1.29 per diluted share (based on an increased share count of approximately 54.8 million shares which assumes 4.0 million new shares issued in Q3 2010), an increase of 36.6% YoY from Adjusted Net Income of US$51.6 million in fiscal 2009.

CONFERENCE CALL AND WEBCAST
Longtop’s senior management team will host a conference call and audio web cast at 16:15 PM Eastern Time on November 16, 2009 (or 13:15 PM U.S. Pacific Time on and 5:15 AM Beijing/Hong Kong time on November 17, 2009). The conference call will last for approximately one hour.
The dial-in numbers for the conference call are as follows:
U.S Toll Free: 1866 549 1292
China Toll Free: 400 681 6949
Hong Kong and International: +852 3005 2050
Passcode: 765115#
A live and archived web cast of this call will be available on Longtop’s website at http://www.longtop.com/en/index.asp
NON-GAAP DISCLOSURE (“ADJUSTED”)
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Longtop’s management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP. To supplement our financial results presented on a GAAP basis, we use the non-GAAP measures to exclude certain business combination accounting entries and expenses related to acquisitions, as well as other significant expenses including stock-based compensation that we believe are helpful in understanding our past financial performance and our future results. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures
Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.
Adjusted Gross Margin is defined as Total Revenue less Adjusted Cost of Revenue.
Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense, (2) amortization of acquired intangibles, deferred compensation arising on acquisition and goodwill impairment, and (3) one-time items.
Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.
Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding if applicable: (1) one-time items and (2) discontinued operations.
Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.
One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income. These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.
Expenses That Are Excluded From Our Non-GAAP Measures
Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop’s management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Although share-based compensation is a key incentive offered to our employees, and we believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues, and as share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.
Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we have excluded the effect of amortization of intangible assets from our non-GAAP financial measures. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well.

Acquisition proceeds allocated to deferred compensation arises where a portion of the purchase price paid to shareholders is considered compensation expense rather than purchase price under US GAAP. Deferred compensation arising on acquisition is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Investors should note that the use of deferred compensation arising on acquisition contributed to revenues earned during the periods presented and will contribute to future period revenues as well.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including those with respect to our anticipated operating results for the quarter ended December 31, 2009 and the fiscal year ended March 31, 2010, efforts taken to improve efficiency, strengthen management, manage the Company’s growth and the Company’s competitive position. In some cases, you can identify forward-looking statements by such terms as ''believes,’’ ''expects,’’ ''anticipates,’’ ''intends,’’ ''estimates,’’ the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; the outbreak of health epidemics; the planned relocation of our headquarters; People’s Republic of China, or PRC, regulatory changes and interpretations; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter and year ended September 30, 2009, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.
About Longtop Financial Technologies Limited
Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Headquartered in Beijing, Longtop has six solution delivery centers, three research and development centers and 95 ATM service centers located in 27 out of 31 provinces in China.
For more information, please visit: http://www.longtop.com.

Contact us
For Investors:
Longtop Financial Technologies Limited
Charles Zhang, CFA
Email: ir@longtop.com
Phone: +86 10 8421 7758
For Media:
IR Inside BV
Caroline Straathof
Email: caroline.straathof@irinside.com
Phone: +31 6 5462 4301

CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2009	2009
	(In U.S. dollar thousands,
	except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$238,295	$226,430
Restricted cash	463	536
Accounts receivable, net	29,861	56,384
Inventories	4,982	4,520
Amounts due from related parties	682	1,268
Deferred tax assets	979	1,016
Other current assets	4,712	12,041

Total current assets	279,974	302,195
Fixed assets, net	14,858	26,169
Prepaid land use right	5,167	5,117
Intangible assets, net	11,526	27,193
Goodwill	24,837	38,531
Deferred tax assets	1,479	1,479
Other assets	632	450

Total assets	$338,473	$401,134

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$486	$4,709
Accounts payable	3,299	9,436
Deferred revenue	16,010	19,001
Amounts due to related parties	17	77
Deferred tax liabilities	867	935
Accrued and other current liabilities	23,810	31,808

Total current liabilities	44,489	65,966

Long-term liabilities:
Obligations under capital leases, net of current portion	98	—
Deferred tax liabilities	1,242	5,554
Other non-current liabilities	286	3,620

Total liabilities	46,115	75,140

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 51,036,816 and 51,691,623 shares issued and outstanding as of March 31, 2009 and September 30, 2009, respectively)	$510	$517
Additional paid-in capital	243,194	249,262
Retained earnings	29,451	56,744
Accumulated other comprehensive income	19,203	19,471

Total shareholders’ equity	292,358	325,994

Total liabilities and shareholders’ equity	$338,473	$401,134

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2009	2008	2009
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	$23,583	$36,995	$39,652	$61,712
Other services	4,605	5,839	7,864	9,615

Total revenues	28,188	42,834	47,516	71,327

Cost of revenues:
Software development	5,962	10,825	11,770	19,144
Other services	2,541	3,767	3,746	7,141

Total cost of revenues	8,503	14,592	15,516	26,285

Gross profit	19,685	28,242	32,000	45,042

Operating expenses:
Research and development	1,204	1,962	2,313	3,479
Sales and marketing	2,616	5,304	4,408	8,563
General and administrative	2,339	2,734	4,436	5,500

Total operating expenses	6,159	10,000	11,157	17,542

Income from operations	13,526	18,242	20,843	27,500

Other income (expenses):
Interest income	1,609	992	3,516	2,000
Interest expense	(25)	(178)	(292)	(194)
Other income (expense), net	717	220	(295)	305

Total other income	2,301	1,034	2,929	2,111

Income before income tax expense	15,827	19,276	23,772	29,611
Income tax expense	(1,630)	(367)	(3,488)	(2,318)

Net income	14,197	18,909	20,284	27,293

Net income per share:
Basic ordinary share	$0.28	$0.37	$0.40	$0.53
Diluted	$0.27	$0.35	$0.39	$0.51

Shares used in computation of net income per share:
Basic ordinary share	50,491,027	51,461,241	50,406,533	51,326,441
Diluted	52,398,944	53,375,287	52,455,885	53,306,623

Includes share-based compensation related to:
Cost of revenues software development	$419	$485	$779	$923
Cost of revenues other services	63	69	122	138
General and administrative expenses	473	419	945	859
Sales and marketing expenses	371	452	713	880
Research and development expenses	102	103	183	203

UNAUDITED CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2009	2008	2009
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	23,583	36,995	39,652	61,712
Other services	4,605	5,839	7,864	9,615

Total revenues	28,188	42,834	47,516	71,327

Cost of revenues:
Software development	5,962	10,825	11,770	19,144
Other services	2,541	3,767	3,746	7,141

Total cost of revenues	8,503	14,592	15,516	26,285

Cost of revenue adjustments:
Share-based compensation software development	(419)	(485)	(779)	(923)
Share-based compensation other services	(63)	(69)	(122)	(138)
Amortization of acquired intangible assets other services	(283)	(87)	(532)	(344)
Amortization of acquired intangible assets software development	(98)	(387)	(140)	(578)
Amortization of acquired deferred compensation other services	(39)	(33)	(39)	(66)
Amortization of acquired deferred compensation software development	(18)	(57)	(18)	(114)

Adjusted cost of revenues:
Software development	5,427	9,896	10,833	17,529
Other services	2,156	3,578	3,053	6,593

Total adjusted cost of revenues	7,583	13,474	13,886	24,122

Gross profit	19,685	28,242	32,000	45,042

Adjusted gross profit	20,605	29,360	33,630	47,205

Operating expenses:
Research and development	1,204	1,962	2,313	3,479
Sales and marketing	2,616	5,304	4,408	8,563
General and administrative	2,339	2,734	4,436	5,500

Total operating expenses	6,159	10,000	11,157	17,542

Operating expense adjustments:
Share-based compensation research and development	(102)	(103)	(183)	(203)
Share-based compensation sales and marketing	(371)	(452)	(713)	(880)
Share-based compensation general and administrative	(473)	(419)	(945)	(859)
Amortization of acquired intangible assets sales and markeing	(136)	(360)	(243)	(590)
Amortization of acquired intangible assets general and administrative	(39)	(66)	(67)	(130)

Adjusted operating expenses:
Research and development	1,102	1,859	2,130	3,276
Sales and marketing	2,109	4,492	3,452	7,093
General and administrative	1,827	2,249	3,424	4,511

Total adjusted operating expenses	5,038	8,600	9,006	14,880

	Three Months Ended		Six Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2009	2008	2009
	(In U.S. dollar thousands, except share and per share data)

Income from operations	13,526	18,242	20,843	27,500

Adjusted income from operations	15,567	20,760	24,624	32,325

Other income (expenses):
Interest income	1,609	992	3,516	2,000
Interest expense	(25)	(178)	(292)	(194)
Other (expenses) income, net	717	220	(295)	305

Total other income	2,301	1,034	2,929	2,111

Income before income tax expense	15,827	19,276	23,772	29,611

Adjusted income before income tax expense	17,868	21,794	27,553	34,436

Income tax expense	(1,630)	(367)	(3,488)	(2,318)

Net income	14,197	18,909	20,284	27,293

Adjusted net income	16,238	21,427	24,065	32,118

Net income per share:
Basic ordinary share	$0.28	$0.37	$0.40	$0.53
Diluted	$0.27	$0.35	$0.39	$0.51

Adjusted net income per share:
Basic ordinary share	$0.32	$0.42	$0.48	$0.63
Diluted	$0.31	$0.40	$0.46	$0.60

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	50,491,027	51,461,241	50,406,533	51,326,441
Diluted	52,398,944	53,375,287	52,455,885	53,306,623